April 19, 2024

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
First Trust Exchange-Traded Fund IV
Registration on Form N-1A
Post-Effective Amendment No. 201
(Registration Statement File Nos. 333-174332, 811-22559)

Ladies and Gentleman:

On behalf of First Trust Gyroscope Active Income ETF (the “Fund”), a series of First Trust Exchange-Traded Fund IV (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 201 was originally filed with the Securities and Exchange Commission on July 22, 2022. The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND IV

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer